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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LifePoint, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

53215R 10 0

(Cusip Number)

Roy E. Ryan
c/o General Conference Corporation of Seventh-day Adventists
12501 Old Columbia Pike
Silver Spring, Maryland 20804-6600
301-680-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

(Continued on following pages)

Page 1 of 6 Pages

SCHEDULE 13D
CUSIP No. 53215R 10 0

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

General Conference Corporation of Seventh-day Adventists, I.R.S. Number 52-6037545

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]

(b) [ ]

3)	SEC USE ONLY___________

4)	SOURCE OF FUNDS.

Not applicable.

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION.

District of Columbia

NUMBER OF	7)	SOLE VOTING POWER	35,881,549
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	50,000
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	35,881,549
REPORTING
PERSON	10)	SHARED DISPOSITIVE POWER	50,000
WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	35,931,549

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.	44.0%

14	TYPE OF REPORTING PERSONS

	CO

(Continued on following pages)

Page 2 of 6 Pages

Explanatory Note: Information set forth under each of the Items referenced below supplements the information set forth in the comparable items in the Schedule 13D filed by General Conference Corporation of Seventh-day Adventists (“GCC”) with the Securities and Exchange Commission (the “SEC”) on February 17, 2004. To the extent that information in this Amendment No. 1 is inconsistent with information contained in the Schedule 13D filed on February 17, 2004, the information contained herein shall be deemed to modify or supersede, as the case may be, the information contained in the earlier filing. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as originally filed.

Item 1. Security and Issuer

     This Amendment No. 1 to Schedule 13D is filed by GCC to amend and supplement its Schedule 13D filed with the SEC on February 17, 2004, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of LifePoint, Inc. (“LifePoint”), the principal executive offices of which are located at 1205 S. Dupont Street, Ontario, California 91761.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable. This Amendment No. 1 to Schedule 13D is being filed to report a change in the direct beneficial ownership by GCC of an aggregate of 550,000 shares of Common Stock as a result of sales by GCC on March 10, 2004 of 53,000 shares of Common Stock and on March 11, 2004 of 497,000 shares of Common Stock, in each case in open market transactions.

Item 4. Purpose of Transaction.

     GCC does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer’s business or corporate structure;

     (g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

(Continued on following pages)

Page 3 of 6 Pages

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

     Notwithstanding the foregoing, GCC intends to continue to review and evaluate its investment in LifePoint from time to time on the basis of various factors, including LifePoint’s business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions, GCC’s goals and needs, and tax and other portfolio considerations, including, without limitation, its portfolio policies pursuant to which GCC strives to hold no more than five percent of any individual company and maintains a preference for holding investments in pooled arrangements. Based upon such review, GCC will take such action as it deems appropriate in light of the circumstances existing from time to time. In this connection, GCC may, subject to such factors as it deems relevant, acquire additional shares of Common Stock from time to time, pursuant to the terms of the securities that it presently holds, its contractual relationships with LifePoint or otherwise, or sell or otherwise dispose of some or all of such shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

Item 5. Interest in Securities of the Issuer.

     (a) GCC is the beneficial owner of 35,931,549 shares of Common Stock, which represents beneficial ownership of 44.0% of that class of securities based on 51,401,538 shares of LifePoint Common Stock issued and outstanding as of February 11, 2004, as indicated in LifePoint’s Quarterly Report on Form 10-Q filed with the SEC on February 12, 2004. The 35,931,549 shares of Common Stock beneficially held consist of (i) 5,734,728 shares of Common Stock; (ii) 333,424 shares of Common Stock issuable upon conversion of currently convertible shares of Series C Convertible Preferred Stock; (iii) 9,186,781 shares of Common Stock issuable upon conversion of currently convertible shares of Series D Convertible Preferred Stock; (iv) 20,626,616 shares of Common Stock underlying currently exercisable Warrants; and (v) 50,000 shares of Common Stock underlying currently exercisable Warrants held by Gencon Insurance Company of Vermont, a wholly owned subsidiary of GCC.

     (b) GCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 35,881,549 shares of Common Stock, and has shared power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of Common Stock.

     (c) On March 10, 2004, GCC sold 50,000 shares of Common Stock at $0.38 per share and 3,000 shares of Common Stock at $0.37 per share. On March 11, 2004, GCC sold an additional 497,000 shares of Common Stock at $0.37 per share. Each of these sales occurred in the open market through a broker. These sales, in the aggregate consisting of 550,000 shares of Common Stock, resulted in the sale of more than one percent (1%) of the Common Stock outstanding as of February 11, 2004, as set forth in LifePoint’s Quarterly Report on Form 10-Q filed with the SEC on February 12, 2004.

     (d) Gencon Insurance Company of Vermont, a denominational affiliate of GCC, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, 50,000 shares

(Continued on following pages)

Page 4 of 6 Pages

of Common Stock underlying warrants held by Gencon Insurance Company of Vermont, as to which it shares beneficial ownership with GCC.

     (e) Not applicable.

Signature Page Follows.

(Continued on following pages)

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 23, 2004	GENERAL CONFERENCE CORPORATION OF
SEVENTH-DAY ADVENTISTS

By: /s/ Roy Ryan

Roy Ryan, Associate Treasurer

Page 6 of 6 Pages